

May 29, 2024

Eric Gerratt
Chief Financial Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade MT 59714

      Re: Bridger Aerospace Group Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Form 10-Q for the Quarterly Period Ended March 31, 2024
          Form 8-K dated May 13, 2024
          File No. 001-41603

Dear Eric Gerratt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 8. Financial Statements and Supplementary Data
Note 20 - Mezzanine Equity, page 105

1.   Please explain why your mandatorily redeemable Series A Preferred Stock is not classified as a liability referencing authoritative literature that supports your conclusion.

Note 23 - Earnings (Loss) Per Share, page 110

2.   We note the adjustments to net loss to arrive at diluted earnings (loss) attributable to common stockholders. Please explain why each adjustment is appropriate to arrive at diluted earnings (loss) attributable to common stockholders referencing authoritative literature that supports your conclusion. Refer to ASC 260-10-45-16 and 260-10-45-40 through 42.

Item 15. Exhibit and Financial Statement Schedules, page 114

3.   We note that your annual report is incorporated by reference in Form S-3 filed January 26, 2024. As such, please provide the consent of your independent registered public accounting firm or tell us why consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Exhibits 31.2 and 31.2, page 1

4.   Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Form 8-K dated May 13, 2024

Exhibit 99.1, page 1

5.   Reference is made to your disclosure on page 1 of first quarter 2024 adjusted EBITDA. Please present the most directly comparable GAAP measure with equal or greater prominence to your non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services